Exhibit (a)(10)
FORM OF E-MAIL REGARDING
SUPPLEMENT TO OFFER TO EXCHANGE
Attached to this e-mail is a Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 27, 2008 (the “Supplement”) and amended forms of the Acceptance Letter (Annex A to the Supplement) and Withdrawal Letter (Annex B to the Supplement). The Supplement amends and supplements the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008 (the “Offer to Exchange”), which we previously distributed to you. The purpose of the Supplement is to provide some additional information about the Offer and to clarify some of the information contained in the Offer to Exchange. Except as expressly set forth in the Supplement, all of the terms of the Offer remain the same.
Additionally, the Acceptance Letter and Withdrawal Letter have been amended as described in the Supplement and set forth in Annexes A and B thereto. Each Acceptance Letter and/or Withdrawal Letter returned by any Eligible Employee prior to the date hereof or in the future shall be deemed for all purposes to incorporate these amendments. In other words, if you have already returned an Acceptance Letter and/or Withdrawal Letter to us, you are not required to send us a new Acceptance Letter and/or Withdrawal Letter or take any other action because of these changes to the Acceptance Letter and Withdrawal Letter (although you may continue to change your mind regarding Tendered RSUs, as provided in the Offer to Exchange, as amended and supplemented). Additionally, you may submit the personalized Acceptance Letter and/or Withdrawal Letter already distributed to you, which will be deemed to incorporate these amendments. In each case, you will automatically receive the benefit of these amendments to the Acceptance Letter and Withdrawal Letter, as applicable.
You should carefully read the Supplement, Offer to Exchange, Acceptance Letter and Withdrawal Letter when determining whether to accept the Offer. The Offer expires at 12:00 Midnight, Eastern Time, on September 11, 2008.
Lear makes no recommendation as to whether you should participate in the Offer. If you have any questions concerning the Offer, you may contact Thom Polera at (248) 447-1832 or tpolera@lear.com or Tracie Kelp at (248) 447-1834 or tkelp@lear.com during the hours of 8:00 a.m. to 5:00 p.m., Eastern Time.